UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                             Forest Oil Corporation
                             ----------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 par value
                    --------------------------------------
                        (Title of Class of Securities)

                                  346091 101
                                --------------
                                (CUSIP Number)


                            William D. Corneliuson
                      777 E. Wisconsin Avenue, Suite 3020
                         Milwaukee, Wisconsin  53202
                               (414) 352-6545
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                   6/15/93
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                 SCHEDULE 13D


      CUSIP No.         346091 101
      ---------

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William D. Corneliuson

      2     n/a

      3     SEC USE ONLY

      4     SOURCE OF FUNDS

                  PF

      5     n/a

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

      7     n/a

      8     SHARED VOTING POWER

                  130,500

      9     n/a

      10    SHARED DISPOSITIVE POWER

                  130,500

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  130,500

      12    n/a

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                  .37%

      14    TYPE OF REPORTING PERSON

                  IN










                                 SCHEDULE 13D


      CUSIP No.         346091 101
      ---------

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Leslie C. Corneliuson

      2     n/a

      3     SEC USE ONLY

      4     SOURCE OF FUNDS

                  PF

      5     n/a

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

      7     n/a

      8     SHARED VOTING POWER

                  130,500

      9     n/a

      10    SHARED DISPOSITIVE POWER

                  130,500

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  130,500

      12    n/a

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                  .37%

      14    TYPE OF REPORTING PERSON

                  IN



      ITEM 1.     SECURITY AND ISSUER

                  The title of the class of equity securities to which this statement relates is Common Stock, par value $.10 per share (the "Common Stock").

                  The name and address of the principal executive offices of the issuer of the Common Stock is Forest Oil
      Corporation (the "Company"), 1500 Colorado National Building, 950 17th Street, Denver, Colorado 80202.


      ITEM 2.     IDENTITY AND BACKGROUND

                  The following information is provided for each reporting person:

                  (a) Name. This Schedule 13D is filed for William D. Corneliuson and Leslie C. Corneliuson.

                  (b) Address. The address for each of the reporting persons is 777 East Wisconsin Avenue, Suite 3020, Milwaukee, WI 53202.

                  (c) Principal Occupation and Employment. The principal employment and occupation of William C. Corneliuson and Leslie C. Corneliuson is President and Treasurer and Vice President and Secretary, respectively, of B.C. Holdings, Inc., an investment advisory and consulting firm. Mr. Corneliuson was formerly a principal, officer and portfolio manager of Strong/Corneliuson Capital Management, Inc. ("SCCM"), a registered investment adviser.

                  (d)  Criminal Proceedings.  None.

                  (e)  Civil Proceedings.  None.

                  (f) Citizenship. Both William C. Corneliuson and Leslie C. Corneliuson are United States citizens.


      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  All shares reported hereby were acquired with personal funds of William C. Corneliuson and Leslie C. Corneliuson.


      ITEM 4.     PURPOSE OF TRANSACTION.

                  William C. Corneliuson and Leslie C. Corneliuson acquired the shares reported hereby for investment purposes.


      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Number of Shares/Percentage of Class Beneficially Owned. William C. Corneliuson and Leslie C. Corneliuson own beneficially 130,500 shares of the Company's Common Stock (including 28,000 shares of Common Stock which may be acquired upon conversion of 8,000 shares of the Company's $.75 Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred")) or approximately .37% of the outstanding shares of Common Stock (based on 27,697,450 shares of Common Stock, consisting of (i) 27,669,450 shares of Common Stock outstanding as indicated in the Company's Quarterly Report on Form 10-Q for the fiscal Quarter ended September 30, 1993 and (ii) 28,000 shares of Common Stock which could be acquired upon the conversion of 8,000 shares of Convertible Preferred and are deemed outstanding pursuant to Rule 13d-3(d)(l)(i)).

                  (b) Nature of Ownership. With respect to William D. Corneliuson, he beneficially owns (i) no shares of Common Stock with sole voting power, (ii) 130,500 shares of Common Stock with shared voting power (as to which all such power is shared with Leslie C. Corneliuson), (iii) no shares of Common Stock with sole dispositive power, and (iv) 130,500 shares of Common Stock with shared dispositive power (as to which all such power is shared with Leslie C. Corneliuson). With respect to Leslie C. Corneliuson, she beneficially owns
            (i) no shares of Common Stock with sole voting power, (ii) 130,500 shares of Common Stock with shared voting power (as to which all such power is shared with William D. Corneliuson), (iii) no shares of Common Stock with sole dispositive power, and (iv) 130,500 shares of Common Stock with shared dispositive power (as to which all such power is shared with William D. Corneliuson).

                  (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock and Convertible Preferred by William D. Corneliuson and Leslie
            C. Corneliuson within the 60 days preceding the date of this
            Schedule 13D:

                                                                   Price Per
            Date                            Number of Shares         Share
            ----                            ----------------       ---------

            Common Stock Purchases
            ----------------------

            12/27/93                          15,000                $3.75
            12/28/93                          15,000                 3.94
            12/28/93                          35,000                 3.94
            12/28/93                           7,500                 3.94
            12/29/93                          15,000                 4.44
            12/30/93                           7,500                 4.50
            12/30/93                           7,500                 4.37



            Convertible Preferred Purchases
            -------------------------------

            12/27/93                           4,000               $14.12
            12/28/93                           4,000                14.97

            All shares of Common Stock and Convertible Preferred were purchased through NASDAQ/NMS.

                  (d)  Rights to Dividends or Proceeds.  None.

                  (e) Date No Longer Beneficial 5% Owner. On June 15, 1993, Forest Oil Corporation issued 11,080,000 shares of its Common Stock and, on such date, William D. Corneliuson and Leslie C. Corneliuson ceased to be beneficial owners of 5% or more of such Common Stock.


      ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  William D. Corneliuson and Leslie C. Corneliuson are spouses and the shares of Common Stock specified herein are held in their joint securities account.


      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Agreement dated April 5, 1993 between William D. Corneliuson and Leslie C. Corneliuson pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (incorporated by reference to the Schedule 13D filed by William D. Corneliuson and Leslie C. Corneliuson with the Commission on April 7, 1993).



                                   SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      January 31, 1994              /s/ William D. Corneliuson
                                    --------------------------
            Date                    William D. Corneliuson*



                                    William D. and Leslie C. Corneliuson
                                    ------------------------------------
                                          Name/Title




      *Pursuant to authority granted in Agreement incorporated by reference to Exhibits.